British Columbia Securities Commission	QUARTERLY AND YEAR END REPORT BC FORM 51-901F (previously Form 61)

Freedom of Information and Protection of Privacy Act: The personal information requested on this form is collected under the authority of and used for the purpose of administering the Securities Act. Questions about the collection or use of this information can be directed to the Supervisor, Financial Reporting (604-899-6729), P.O. Box 10142, Pacific Centre, 701 West Georgia Street, Vancouver, BC V7Y 1L2. Toll Free in British Columbia 1-800-373-6393.	INCORPORATED AS PART OF

Schedule A

	X	Schedules B and C

ISSUER DETAILS

NAME OF ISSUER	FOR QUARTER ENDED	DATE OF REPORT
YY/MM/DD
Teryl Resources Corp.	May 31, 2003	03/10/14

ISSUER'S ADDRESS 1103 – 11871 Horseshoe Way

CITY	PROVINCE	POSTAL CODE	ISSUER FAX NO.	ISSUER TEL NO.
Richmond	BC	V7A 5H5	604-278-3409	604-278-5996
CONTACT PERSON	CONTACT'S POSITION			CONTACT TEL NO.
John G. Robertson	President			604-278-5996
CONTACT E-MAIL ADDRESS	WEB SITE ADDRESS
john@ihiway.com	www.terylresourcs.com

CERTIFICATE

The three schedules required to complete this Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Report will be provided to any shareholder who requests it.

DATE SIGNED
DIRECTOR'S SIGNATURE	PRINT FULL NAME	YY/MM/DD
"John G. Robertson"	John G. Robertson	03/10/17

DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED
"Jennifer Lorette"	Jennifer Lorette	YY/MM/DD
03/10/17

TERYL RESOURCES CORP.
Report to Shareholders for the Year Ended May 31, 2003

SCHEDULE “B” - SUPPLEMENTARY INFORMATION

1.	ANALYSIS OF EXPENSES AND DEFERRED COSTS:

	(a)	See Schedule “A” – Consolidated Statement of Deferred Exploration and Development Expenditures and Note 7.
	(b)	See Schedule “A” – Consolidated Schedule of Administration Expenditures

2.	RELATED PARTY TRANSACTIONS:

Related Party	Nature of Transactions	Quarter	Year to Date

Companies related to	Management fees	$7,500	$30,000
the President of the
Company
	Rent	-	2,700

Vice President	Administration fees	10,500	33,000
Director	Secretarial fees	5,445	15,013

See Schedule A – Notes 3, 10 and 13 for descriptions of Related Parties and advances to and from Related Parties.

3.	SUMMARY OF SECURITIES ISSUED AND OPTIONS GRANTED DURING THE YEAR:

	(a)	See Note 12 to Schedule “A” for securities issued during the year

	(b)	See Note 12 to Schedule “A” for options granted during the year.

4.	SUMMARY OF SECURITIES AS AT MAY 31, 2003:

	(a)	See Note 12 to Schedule “A”.

	(b)	See Note 12 to Schedule “A”.

	(c)	See Note 12 to Schedule “A”.

	(d)	There are no shares subject to Escrow or Pooling agreements

5.	DIRECTORS AND OFFICERS AT OCTOBER 14, 2003:

List of Directors:	List of Officers:
John Robertson	John Robertson – President and Secretary
Jennifer Lorette	Jennifer Lorette – Vice President
Susanne Robertson	Susanne Robertson – Chief Financial Officer
Monique Van Oord	Yale Hirsch – Vice President of Corporate Affairs

TERYL RESOURCES CORP.
Quarterly Report to Shareholders for the Year Ended May 31, 2003

SCHEDULE “C” - MANAGEMENT DISCUSSION

Note: The following management discussion has been prepared as a summary of activities for the year ended May 31, 2003 and of significant subsequent events to the date of this report.

NATURE OF BUSINESS

The Company and its Subsidiary, Teryl, Inc., have gold, silver, diamond and oil and gas properties in Canada and the United States.

DISCUSSION OF OPERATIONS AND FINANCIAL CONDITION

The main exploration and development work over the last several years has taken place on the Gil claims (gold prospect) located in the Fairbanks, Alaska mining district. The Gil joint venture, with Kinross Gold Corporation, is divided into two mineralized zones, the Main Gil and the North Gil, of which a total of 45,547 feet of drilling was completed last year (see news release dated November 29, 2000 for details). Additional drilling (3,500 feet), trenching (1,900 feet) was completed this year on the Main Gil, North Gil and other targets on the Gil claims.

The Gil claims are adjacent to the producing Fort Knox deposit owned by Kinross Gold Corporation. Teryl, Inc. owns a 20% working interest and Kinross Gold has a 80% working interest in the Gil joint venture. Plans for the Gil claims in the 2002 year include the continuation of a detailed exploration plan to further this project.

The Company, through its subsidiary, Teryl, Inc., owns a 100% interest in the West Ridge claims located in the Fairbanks Alaska mining district.

Results of Operations for the period ended May 31, 2003 (“2003”) compared to the period ended May 31, 2002 (“2002”)

Results of operations was a net loss of $ 323,812 ($0.0135 per share) as compared to a net loss of $ 82,360 ($0.0036 per share) for 2002.

In 2003 the Oil and Gas operations had net income of $ 15,432 compared to net income $ 6,146 in 2002, which was mainly due to the reworking of the C-S#1 and Jancik #2 wells resulting in increased production revenue, increased oil and gas prices and the fact that the wells are now fully amortized.

In 2003 expenditures for advertising, promotion and public relations were $ 177,606 compared to $ 4,413 in 2002, due to increasing stock market prices and a determined effort to raise financing to carry out their exploration projects. Several other expenditures in 2003 were higher than in 2002 due to rising costs and increased administration and promotional activities, although this was partially offset by the $ 83,152 gain in foreign exchange due to the stronger Canadian dollar.

Significant events and highlights

On March 6, 2003 we announced the proposed exploration budget for the Gil joint venture in 2003 was received from Fairbanks Gold Mining Inc., a subsidiary of Kinross Gold Corporation (TSX- K; NYSE-KGC). The program will focus on fully defining the limits of the gold deposits at the Main and North Gil and conducting infill drilling of previously tested areas to increase confidence in the resource.

The first phase budget of US$830,000 is planned for 2003. This program would allow for the drilling of approximately 60 holes (25 core and 35 RC) for a total of 17,000 feet as a first phase of exploration, primarily in the North Gil and Main Gil zones.

Success with the first phase of the 2003 exploration program would require follow-up drilling to advance resources towards reserve status. A second phase of exploration drilling in 2003 would include drilling an additional 74 holes totaling approximately 22,000 feet. The second stage of work is estimated to cost US$590,000.

According to the Fairbanks Gold Mining, Inc. (100% owned by Kinross Gold Corporation), preliminary metallurgical testing of mineralization from the Main Gil deposit returned recoveries similar in many respects to the Fort Knox ore. Test results from the North Gil show recoveries decreasing with depth, but an average recovery on the order of 85 to 86 percent. The project location near the Fort Knox Mine and the favorable metallurgical results suggest the resources have the potential to be economic.

On March 19, 2003 we announced Teryl had been notified by geologist consultant, Avalon Development Corp., that the Fish Creek reverse circulation drilling program is completed. A total of five holes were drilled to test several magnetic anomalies for potential placer and lode gold mineralization.

Hard rock samples have been submitted to Chemex Labs, in Fairbanks, Alaska, for assays and the placer samples have been bagged and stored in our warehouse awaiting warmer weather to process them.

Additional core drilling will be recommended on the Phase II exploration program based on favorable results from the current drilling program. The Fish Creek Claims are located in the Fairbanks, Alaska mining district near the Kinross Gold Corp.’s Fort Knox Mine and adjacent to our joint venture Gil prospect which is reported to contain 10.7 million tons of gold at a grade of 0.04 opt Au (1.24 gpt) of drill indicated/inferred reserves.

On April 24, 2003 we announced that the first phase exploration program, budgeted at US$ 830,000, commenced on the joint venture Gil project. A second phase of exploration drilling in 2003 is planned at an estimated cost US$ 590,000, for a total of US$ 1,420,000. Approximately 60 holes will be drilled in the first phase for 17,000 feet of core and R/C drilling, and 74 holes will be drilled for a total of 22,000 feet in the second phase.

The 2002 drill program on the Gil joint venture tested portions of the North Gil and Main Gil deposits and the Sourdough Ridge anomaly on Teryl’s joint venture land. Several notable drill holes came from this 2002 drill program:

  North Gil encountered 15 feet of 0.095 ounces per ton at a depth of 65 feet from the surface.
  At Sourdough Ridge a hole intersected 15 feet of 0.49 ounces of gold per ton at a depth of 95 feet.
  An isolated drill hole on All Gold Creek located on the western end of the new scarn zone encountered a 15 foot interval of 0.228 ounces of gold per ton at a depth of 265 feet.

The 2003 drill program is designed to upgrade the currently defined resources and expand the mineralization at the Main Gil and the North Gil zones, as well as extend those mineralized zones to the east and the northeast. In addition, the program seeks to establish the presence of substantial mineralization at the Sourdough Ridge and scarn grid targets.

On May 6, 2003 we announced that assays on the first phase of drilling on the Fish Creek claims, Alaska, have not revealed economic values on four out of the five hole reverse drilling program. Hole number five, however, intercepted 5 feet of 2.33 PPM gold between 45 – 50 feet from surface. The five-hole reverse circulation drill program was completed to test several magnetic anomalies for placer and lode gold values.

The next phase of drilling recommended is to locate the extension of the gold discovery on the adjoining Gil project, which may extend onto the Fish Creek property. The Gil project is a joint venture with Kinross Gold Corporation and is currently being drilled in a first phase US$ 830,000 exploration program to upgrade defined resources and expand known mineralization zones. Also recommended on Fish Creek is seismic exploration on the western portion of the property to locate economic placer channels.

Teryl will continue to evaluate the potential to establish hard rock and placer gold mineralization on the Fish Creek claims prior to the possibility of mining operations commencing on the adjacent Gil project.

On May 28, 2003 we announced drill results from the first six holes of a 60-hole first phase exploration program from joint venture partner Kinross Gold Corporation (TSX: K; NYSE: KGC) on the Gil Gold Project. Drilling of the initial holes was directed primarily at the North Gil Gold Zone where a 35-foot section of over 1/3 ounce of gold per ton was intersected. In terms of grade and length, this is one of the best intersections drilled to date on the Gil Project. Three core holes totaling 1,150 feet and six RC holes were drilled totaling 2,260 feet. Also a 375-foot trench was excavated using a D-8 dozer.

The first phase US$ 830,000 exploration program consists of approximately 17,000 feet of drilling from 60 holes. An additional 22,000 feet of drilling from 74 holes will be drilled in the second phase for a total of 134 holes and 39,000 feet of drilling.

Drill results on the North Gil Zone (first six holes):

Hole	From (ft)	To (ft)	Thick (ft)	Gold (Au) opt
GVC03-300	25	60	35	0.360
	Including a 10 foot section of 1.2 oz gold per ton

GVR03-292	105	145	40	0.058
	190	210	20	0.035
GVR03-288	190	200	10	0.035
	165	180	15	0.044
GVR03-289	200	225	25	0.033
	335	350	15	0.043
GVR03-290	120	130	10	0.045
	140	155	15	0.033
GVR03-291	90	100	10	0.035
	275	295	20	0.085

Additional drilling this summer will include continued drilling at the North and Main Gil Zones as well as step out drilling on the Sourdough Ridge Zone where Kinross also reported the following results:

Hole	From (ft)	To (ft)	Thick (ft)	Gold (Au) opt
GVC02-267	95	110	15	0.490
GVC01-250	0	105	105	0.033

Subsequent Events

On August 18, 2003 the Company announced it had arranged a Private Placement of 2,000,000 units of Capital Stock at a price of $ 0.25 per unit. Each unit will consist of one common share and one-half share purchase warrant exercisable in the first year for $ 0.30 per common share and in the second year for $ 0.40 per common share.

On June 17, 2003 we announced that a drill program on the Company’s 100% owned West Ridge Property has been approved. The program will commence initially with auger drilling to define reverse circulation drill targets on the Western gold anomaly. This target is approximately 4000 feet by 3000 feet with gold-in-soil values up to 4.42 ppm and best gold values of 16.45 ppm from float in hand-dug holes. Gold on the Western anomaly is closely associated with high levels of arsenic and antimony, similar to mineralization found on Kinross Gold’s adjoining True North gold deposit located approximately 2 miles north.

On July 22, 2003 Teryl announced it had successfully negotiated a lease of 440 acres in the Fairbanks Mining District, Alaska from the State of Alaska, Mental Health Trust Land Office (TLO). The trust land is adjacent to the western portion of the Company’s 100% owned West Ridge claims and 40 acres is strategically located within the West Ridge claims, which is on the edge of a geochemical gold anomaly. The gold anomaly may possibly be on trend with the 4000-foot western gold anomaly, which is geochemically similar to the gold mineralization at the True North deposit, according to AMAX Gold’s report completed in 1999. The True North gold deposit was purchased by Kinross Gold for CAD$94 million in shares and cash from La Teko Resources and Newmont Mining Corporation. An exploration work program will be submitted for approval immediately to the Trust Land Office to locate drill targets on the newly acquired lease.

In consideration for the State of Alaska lease, a production royalty on the lease land is granted to the State of Alaska, Trust Land Office (TLO) as follows:

Price of Gold (per ounce)	Production Royalty
Below $300.00	2.5%
$300.01 - $350.00	3.0%
$350.01 - $400.00	3.5%
$400.01 - $450.00	4.0%
$450.01 - $500.00	4.5%
Above $500.00	5.0%

Additionally, Teryl will grant a 1% Net Smelter Return (NSR) on its 100% owned West Ridge property with first refusal to purchase the 1% NSR in the event that TLO decides to sell.

On August 5, 2003 we announced that field exploration on the Company’s 100%-owned West Ridge property has discovered a new gold zone with the same mineralization that hosts the gold deposits in the Fairbanks Mining District, Alaska, including the Fort Knox gold mine, eight miles southeast. Exploration activity has identified several highly prospective areas where work will continue to define reverse circulation drill targets.

Following are the highlights of work reported by the Company’s geological consultants, Avalon Development Corporation.

Old Glory Prospect

Rock and soil sampling has been completed at the Old Glory prospect. In addition, a small close-spaced soil auger grid was placed over a trench area to try to determine the extent and trend of the mineralization. Rock samples consisted of quartz mica schist and medium grained diorite intrusive containing abundant sericite alteration associated with brown iron oxide after carbonate and reddish brown hematite after pyrite. Quartz veining ranged from fine chalcedonic veinlets to +2 cm milky white mesothermal veins with pitted pyrite and minor scorodite after arsenopyrite. Soil sampling results suggest a false bedrock layer of shingled barren quartz mica schist exists about 3 to 4 feet below surface. Once through this false bedrock, soil samples were taken as deep as 6 feet below surface and often contained abundant ocherous red-orange soil at the bedrock interface. Soil such as this is often associated with gold-bearing shear zones in the district

On August 14, 2003 we announced that an exploration program started on our newly acquired trust land, located adjacent to its West Ridge property, Fairbanks Mining District, Alaska, having recently received work approval from the Alaska Trust Land Office.

Exploration is being conducted by the Company’s geological consultants, Avalon Development Corp., who are focused on finding another True North-type gold discovery on the Black Dome area of Teryl’s recently acquired trust land (see news release July 22, 2003). The Eldorado Fault cuts through the Black Dome, the same fault that bounds Kinross Gold’s True North gold deposit, approximately three miles northeast. The True North deposit was purchased by Kinross for CAD$94 million in shares and cash from La Teko Resources and Newmont Mining Corporation.

Avalon field crews will sample a newly discovered old trench at Black Dome, which contains rubble composed of black carbonaceous schist cut by numerous quartz-carbonate veinlets. Most of the carbonate has been altered to a soft brown-red oxide, similar to oxide ore at the True North. The trench will be cleared of debris to sample bedrock and determine gold values to locate drill targets.

On August 26, 2003 we announced drill results from the 2003 exploration program at the Gil Gold Project, Alaska, a joint venture with Kinross Gold Corporation. Drilling on Gil continues to produce excellent results including an intercept of 0.116 ounces of gold per ton over an interval of 60 feet from the Main zone, one of four gold targets on the property.

The goal of the 2003 exploration program is to define the limits of gold mineralization at the North Gil and the Main Gil Zones. The first phase US$830,000 exploration program consists of drilling approximately 60 holes for a total of 17,000 feet. Continued success in the first phase would initiate follow-up in-fill drilling at the Main Gil zone to upgrade the resource to reserve status.

The Gil Gold Project is located in the Fairbanks Mining District, Alaska, approximately five miles east of Kinross’ Fort Knox deposit, Alaska’s largest producing open-pit gold mine with an average gold grade of just under 0.03 ounces of gold per ton. Kinross’ intentions for Gil are to advance the project to a production decision.

Following are assays of results received to date. Further results from the first phase program will be published when available.

Hole	From (feet)	To (feet)	Interval (feet)	Gold (OPT)	Target
GVR03-287	105	130	25	0.033	North Gil
GVR03-288	190	200	10	0.035	North Gil
GVR03-289	165 335	225 350	60 15	0.026 0.043	North Gil
GVR03-290	120	155	35	0.028	North Gil
GVR03-292	105 190	155 200	50 10	0.050 0.054	North Gil
GVR03-294	180 225	190 230	10 5	0.038 0.146	North Gil
GVR03-300 *Including	25 *25	60 35	35 10	0.364 1.207	North Gil
GVR03-301	155	170	15	0.032	North Gil
GVR03-302	45 340 375	50 345 410	5 5 35	0.094 0.520 0.033	North Gil
GVR03-325	25	35	10	0.042	North Gil

	195	215	20	0.041
GVR03-291 *Including	90 275 *280	100 325 285	10 50 5	0.036 0.042 0.242	Main/North Gil Intersection
GVR03-299	35	65	30	0.038	Main/North Gil Intersection
GVR03-323	130 245	145 300	15 55	0.059 0.026	Main/North Gil Intersection
GVR03-293 *Including	80 *110 *140 190 *225	160 115 145 235 230	80 5 5 45 5	0.065 0.404 0.259 0.026 0.109	Main Gil
GVR03-295	85 250	110 260	25 10	0.100 0.053	Main Gil
GVR03-296	105	110	5	0.073	Main Gil
GVR03-303	50	95	45	0.042	Main Gil
GVR03-305	115	125	10	0.05	Main Gil
GVR03-306 *Including	15 110 *115	50 130 120	35 20 5	0.028 0.081 0.252	Main Gil
GVR03-307	40	75	35	0.05	Main Gil
GVR03-308 *Including	60 *100	120 110	60 10	0.045 0.109	Main Gil
GVR03-321	25 155 240 290	95 160 260 335	70 5 20 45	0.062 0.122 0.082 0.041	Main Gil
GVR03-322	110	125	15	0.088	Main Gil
GVR03-324	165 220	185 235	20 15	0.023 0.040	Main Gil
GVR03-326	25	40	15	0.020	Main Gil
GVR03-327	0	50	50	0.014	Main Gil
GVR03-328	0 20	40 40	40 20	0.024 0.037	Main Gil
GVR03-329	0	25	25	0.019	Main Gil
GVR03-330	25	40	15	0.025	Main Gil
GVR03-331 *Including	25 *30	65 35	40 5	0.073 0.249	Main Gil
GVR03-333	85 145	95 185	10 40	0.045 0.039	Main Gil
GVR03-335					Main Gil
GVR03-353 *Including	5 *10	65 40	60 30	0.116 0.202	Main Gil
GVR03-349 *Including	50 135 *195	75 210 205	25 75 10	0.046 0.030 0.101	Sourdough Ridge
GVR03-350	155	185	30	0.018	Sourdough Ridge

On August 27, 2003 we announced assays were received from the Phase I auger drilling and rock sampling program on the Old Glory gold zone of the Company’s 100% owned West Ridge Property.

The highest rock sample assayed 0.29 ounces of gold per ton and the best results from the auger drilling samples assayed 1,155 ppb gold. Ten samples have values of 250 to 1,000 ppb and 43 samples have values of 100 to 250 ppb values in gold in the soil (see chart below). Gold values in excess of 100 ppb outline several significant gold deposits in the district, including Fort Knox, True North and Dolphin, suggesting the soil anomalies at the Old Glory zone may represent a significant new intrusive-related gold discovery. All rock and soil samples were analyzed at ALS Chemex.

Gold (ppb) in Rocks	Gold (ppb) in Soils
1,000 to 10,000 (2)	1,000 to 1,155 (1)
500 to 1,000 (1)	250 to 1,000 (10)
100 to 500 (5)	100 to 250 (43)

5 to 50 (27)	50 to 100 (35)
Below detection (10)	25 to 50 (25)
5 to 25 (25)
Below detection (1)

Soil sampling results suggest a false bedrock layer of shingled barren quartz mica schist exists about 3 to 4 feet below surface. Once through this false bedrock, soil samples were taken as deep as 6 feet below surface and often contained abundant ocherous red-orange soil at the bedrock interface. Soil such as this is often associated with gold-bearing shear zones in the Fairbanks Mining District.

According to Avalon Development Corporation, our mining consultants, these anomalous values warrant additional exploration to define drill targets in search of an intrusive-related gold discovery. The West Ridge property adjoins Kinross Gold Corp.’s True North gold deposit and lies approximately eight miles northwest of the producing Fort Knox gold mine, reported to have contained reserves of 4,000,000 ounces of gold. Fort Knox currently produces over 400,000 ounces of gold annually.

On September 2, 2003 we announced drill results from the 2003 exploration program at the Gil Gold Project, Alaska, a joint venture with Kinross Gold Corporation. Drilling on Gil continues to produce excellent results including an intercept of 0.116 ounces of gold per ton over an interval of 60 feet from the Main zone, one of four gold targets on the property.

The goal of the 2003 exploration program is to define the limits of gold mineralization at the North Gil and the Main Gil Zones. The first phase US$830,000 exploration program consists of drilling approximately 60 holes for a total of 17,000 feet. Continued success in the first phase would initiate follow-up in-fill drilling at the Main Gil zone to upgrade the resource to reserve status.

The Gil Gold Project is located in the Fairbanks Mining District, Alaska, approximately five miles east of Kinross’ Fort Knox deposit, Alaska’s largest producing open-pit gold mine with an average gold grade of just under 0.03 ounces of gold per ton. Kinross’ intentions for Gil are to advance the project to a production decision.

Following are assays of results received to date. Further results from the first phase program will be published when available.

Hole	From (feet)	To (feet)	Interval (feet)	Gold (OPT)	Target
GVR03-287	105	130	25	0.033	North Gil
GVR03-288	190	200	10	0.035	North Gil
GVR03-289	165 335	225 350	60 15	0.026 0.043	North Gil
GVR03-290	120	155	35	0.028	North Gil
GVR03-291	90 275 280	100 325 285	10 50 5	0.036 0.042 0.242	Main/North Gil Intersection
GVR03-292	105 190	155 200	50 10	0.050 0.054	North Gil
GVR03-293	80 110 140 190 225	160 115 145 235 230	80 5 5 45 5	0.065 0.404 0.259 0.026 0.109	Main Gil
GVR03-294	180 225	190 230	10 5	0.038 0.146	North Gil
GVR03-295	85 250	110 260	25 10	0.100 0.053	Main Gil
GVR03-296	105	110	5	0.073	Main Gil
GVR03-299	35	65	30	0.038	M/NG Intersection
GVR03-300	25 25	60 35	35 10	0.364 1.207	North Gil
GVR03-301	155	170	15	0.032	North Gil
GVR03-302	45 340 375	50 345 410	5 5 35	0.094 0.520 0.033	North Gil
GVR03-303	50	95	45	0.042	Main Gil
GVR03-305	115	125	10	0.05	Main Gil

GVR03-306	15 110 115	50 130 120	35 20 5	0.028 0.081 0.252
GVR03-307	40	75	35	0.05	Main Gil
GVR03-308	60 100	120 110	60 10	0.045 0.109	Main Gil
GVR03-321	25 155 240 290	95 160 260 335	70 5 20 45	0.062 0.122 0.082 0.041	Main Gil
GVR03-322	110	125	15	0.088	Main Gil
GVR03-323	130 245	145 300	15 55	0.059 0.026	M/NG Intersection
GVR03-324	165 220	185 235	20 15	0.023 0.040	Main Gil
GVR03-325	25 195	35 215	10 20	0.042 0.041	North Gil
GVR03-326	25	40	15	0.020	Main Gil
GVR03-327	0	50	50	0.014	Main Gil
GVR03-328	0 20	40 40	40 20	0.024 0.037	Main Gil
GVR03-329	0	25	25	0.019	Main Gil
GVR03-330	25	40	15	0.025	Main Gil
GVR03-331	25 30	65 35	40 5	0.073 0.249	Main Gil
GVR03-333	85 145	95 185	10 40	0.045 0.039	Main Gil
GVR03-335					Main Gil
GVR03-349	50 135 195	75 210 205	25 75 10	0.046 0.030 0.101	Sourdough Ridge
GVR03-350	155	185	30	0.018	Sourdough Ridge
GVR03-353	5 10	65 40	60 30	0.116 0.202	Main Gil

On September 18, 2003 the Company announced that phase 2 field exploration on the Company’s 100%-owned West Ridge property has expanded the size of the gold discovery at the Old Glory prospect. In addition, field work has confirmed the presence of eclogite-grade metamorphic rocks similar to those which host Kinross Gold’s 660,000 ounce True North gold deposit located two miles north of the West Ridge project. The True North gold deposit was purchased by Kinross Gold in 1999 for $94,000,000 in cash and shares.

Following are the highlights of work reported by the Company’s geological consultants, Avalon Development Corporation, under the supervision of principal Curt Freeman.

Old Glory Prospect

Phase 2 rock and soil auger sampling has been completed at the Old Glory prospect and has expanded the extent of anomalous gold in rocks and soil to an area measuring 400 meters northeast-southwest by 200 meters northwest-southeast. Soil values in this grid range up to 1,155 parts per billion (1.16 grams per tonne) gold with 2,850 parts per million (ppm) arsenic and 200 ppm tungsten. Rock samples collected from old prospect pits and trenches within the soil grid returned values up to 10.0 grams (1/3 of an ounce) per tonne gold, 5,900 ppm arsenic and 144 ppm bismuth. Substantial mineralization is found where the northeast trending structure intersects the northwest-trending structure. Arsenic mimics gold to a large degree while tungsten and bismuth mineralization are less definitive.

Gold mineralization at Old Glory is associated with sericite alteration in a strong sodium depletion zone. Of significance is that mineralization appears to be controlled by the Eldorado fault, a major northeast-trending district-scale structure which bounds the 2.4 million ounce Ryan Lode gold deposit located 16 miles southwest and the 660,000 ounce True North gold mine, just 2 miles northeast. Along this same fault lies Teryl’s Black Dome prospect, State of Alaska lease recently acquired, another gold anomalous area discovered by summer field exploration. Rocks of similar character to True North are present at both the Old Glory and the Black Dome areas, which suggests a genetic link between both mineralized prospects.

The Company is planning to continue expansion of the soil auger grid at Old Glory followed by backhoe trenching of the main Old Glory anomaly in preparation for drilling in 2003. Also, ground-based geophysical surveys are being planned to help better define drill targets.

Geochemical analyses for the West Ridge project were completed by ALS Chemex in Fairbanks, Alaska and Vancouver, British Columbia. Curt Freeman, M.S., P.Geo, is the qualified person for this news release.

On September 29, 2003 we announced further drill results from the 2003 first phase exploration program at the Gil Gold Project, Alaska, a joint venture with Kinross Gold Corporation.

The first phase drill program has served two purposes: firstly it has increased the geologic understanding of the Main Gil gold deposit to provide a more accurate gold distribution deposit model, and secondly, it has extended the strike length of the Main Gil zone to almost 3,000 feet.

A phase 2 budget that includes US$750,000 for definition and infill drilling at the Main Gil will be submitted to the Gil Venture partners for approval. Drill data continues to be compiled for inclusion in the model database.

The Gil Gold Project is located in the Fairbanks Mining District, Alaska, approximately five miles east of Kinross’ Fort Knox deposit, Alaska’s largest producing open-pit gold mine with an average gold grade of just under 0.03 ounces of gold per ton. Kinross’ intentions for Gil are to advance the project to a production decision with ore to be processed at the Fort Knox mill.

Following are new assays from the first phase program. Additional results will be published when available.

The Company is also pleased to announce that we are featuring a banner on www.gold-eagle.com.

Hole	From (feet)	To (feet)	Interval (feet)	Gold (OPT)	Target
GVC03-304	0 135 180	10 145 190	10 10 10	0.071 0.065 0.034	Main Gil
GVC03-309	225	230	5	0.035	North Gil
GVC03-310	20 40 95 205	25 65 115 215	5 25 20 10	0.068 0.111 0.038 0.092	North Gil
GVC03-311	25 45 85 105 205	30 50 90 110 215	5 5 5 5 10	0.060 0.129 0.067 0.048 0.064	North Gil
GVC03-312	130	135	5	0.038	North Gil
GVC03-313	15	20	5	0.052	North Gil
GVC03-314	10 50 95	20 55 110	10 5 15	0.026 0.139 0.069	Main Gil
GVC03-315	30 80	70 85	40 5	0.050 0.056	Main Gil
GVC03-316	0 40 105	20 60 125	20 20 20	0.187 0.027 0.326	Main Gil
GVC03-317	120 155 180 220 250 285	135 170 195 235 265 290	15 15 15 15 15 5	0.129 0.026 0.029 0.082 0.060 0.062	Main Gil
GVC03-318	55 115	70 130	15 15	0.042 0.030	Main Gil
GVC03-320	5	50	45	0.077	Main Gil
GVR03-334	5	10	5	0.044	Main Gil
GVC03-335	0 5	30 10	30 5	0.280 1.040	Main Gil
GVR03-351 GVR03-356	40 45	55 50	15 5	0.063 0.120	Main Gil

	75 190 260	80 210 270	5 20 10	0.056 0.035 0.064	Main Gil
GVR03-357	275	295	20	0.068	750 feet south of Main Gil
GVR03-360	50	85	35	0.145	Main/North Gil Intersection
GVR03-361	50 130	55 135	5 5	0.033 0.035	Main/North Gil Intersection
GVR03-362	80	90	10	0.038	Main/North Gil Intersection
GVR03-363	50	55	5	0.032	Main/North Gil Intersection
GVR03-373	5 65 115	45 85 120	40 20 5	0.051 0.058 0.031	Main Gil

FINANCING ACTIVITIES, PRINCIPAL PURPOSES AND MILESTONES, AND LIQUIDITY AND SOLVENCY

The Company did not issue any shares in 2002. During the 2003 year the Company issued 2,004,850 common shares to net the treasury $ 260,948 (See Note 12 to Schedule “A”). The Company also issued 200,000 common shares for mineral property at a deemed price of $ 0.08 per share. In 2003, the Company received loans, on a net basis, of $ 260,318 from related companies.

Of the total cash raised of $ 521,266 from financing and investing activities together with an opening cash deficit of $ (6,840) and $ 13,280 surplus on oil and gas operations, $ 222,290 was spent on exploration and development of mineral property interests and $ 337,092 was spent on operations. In 2002, $ 82,650 was spent on exploration and development and $ 112,505 was spent on operations. The Company’s cash deficit at May 31, 2003 was $ (50,381) compared to $ (6,840) at May 31, 2002 and the working capital deficit increased by $ 372,163 to $ 1,395,628 compared to $ 1,023,465 at May 31, 2002. The Company plans to continue raising funds through sale of capital stock and through option agreements on its mineral properties. See subsequent events note regarding private placement announced August 18, 2003.